Mail Stop 3010

October 2, 2009

VIA U.S. MAIL AND FAX (248) 592-6203

Mr. Richard J. Smith
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

Re: Ramco-Gershenson Properties Trust
Form 10-K for the year ended December 31, 2008
Filed March 11, 2009
File No. 001-10093

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures, page 42

1. You disclose that in designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the design control objectives. You also disclose that management's conclusion was that such disclosure controls and procedures were effective as of December 31, 2008. Since you note that the disclosure controls and procedures are designed to provide only reasonable assurance, please confirm to us and in future filings disclose, if true, that the disclosure controls and procedures were effective "at the reasonable assurance level."

Liquidity and Capital Resources, page 34

2.   Please provide us with a discussion of your distributions for each period in comparison to the cash flows from operating activities for each respective period as reported in the statements of cash flows. If the cash flows from operating activities were insufficient to pay the distributions for any period, tell us the dollar amount of the deficiency and the alternative sources of cash used to fund the distributions. Alternative sources would include such items as bank borrowings, proceeds from real estate sales, etc. Also, please provide this disclosure in future filings.

Consolidated Statements of Cash Flows, page F-6

3.   We note that the Distributions received from unconsolidated entities, recognized as cash flows from operating activities, significantly exceed Earnings from unconsolidated entities for the years ended December 31, 2008 and 2007, respectively. Please tell us how you determined that the entire amount of these distributions represented operating cash flows. Refer to SFAS 95.

Accounting for the Impairment of Long-Lived Assets and Equity Instruments, page F-8

4.   Please tell us whether you considered the significant economic downturn during 2008 a triggering event for impairment testing for all of your real estate properties under SFAS 144, particularly in light of your asset concentrations in Michigan and Florida. If not, please tell us why you would not consider this a triggering event, and tell us if the assets not tested during 2008 have been subsequently tested for impairment during 2009.

5.   Please separately address if you assessed the recoverability of the costs incurred on real estate projects under development and projects in the pre-development phase. Please discuss each project individually and tell us how you considered rental demand. Please see SFAS 67 and SFAS 144 for reference.

Dispositions, page F-14

6.   We note your discussion of your dispositions in 2008 on page F-14 and your disclosure of the amounts of Proceeds from sales of real estate and Proceeds from sale of property to joint ventures on your statement of cash flows for 2008. Please tell us the purchase prices for the 2008 sales and reconcile them to the amounts of cash proceeds disclosed on the statement of cash flows.

Form 10-Q for the quarterly period ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

7.   We note your disclosure on page 29 of your Form 10-K for the year ended December 31, 2008 that there was a decrease in minimum rents due to the bankruptcy of a certain national retailer in 2008 that closed at one of your centers. You also disclose on page 22 of your Form 10-Q for the quarter ended June 30, 2009 that the decrease in minimum rents was primarily attributable to the current challenging economic environment resulting in an increased number of tenant bankruptcies, including Circuit City and Linens 'n Things, as well as the vacancy of a major tenant at one of your shopping centers in January 2009. In future filings please expand your disclosure to include a more detailed discussion of the effects of these bankruptcies and vacancies and your expectations for the future. Please discuss the impact on your accounts receivable and your allowance for doubtful accounts, if any. Please provide us with your proposed disclosure.

Comparison of Six Months Ended June 30, 2009 to Six Months Ended June 30, 2008, page 25

8.   Please tell us what is included in Other miscellaneous income of $183,000.

Liquidity and Capital Resources, page 26

9.   Please provide us with, and revise your discussion in future filings to include, a quantitative discussion of amounts coming due within the next 12 months related to any contractual obligations, including debt and related interest, and how you will meet those liquidity needs. Additionally, when discussing the amounts of your credit facilities in future liquidity discussions, discuss the amounts outstanding and available under those credit facilities.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Richard J. Smith
Ramco-Gershenson Properties Trust
October 2, 2009
Page 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Jessica Barberich
Assistant Chief Accountant